

December 15, 2021

Gavin Choy
Acting Chief Financial Officer
GT Biopharma, Inc.
9350 Wilshire Blvd
Suite 203
Beverly Hills, CA 90212

      Re: GT Biopharma, Inc.
          Form 10-K for the period ended December 31, 2020
          Filed April 16, 2021
          Form 10-Q for the period ended June 30, 2021
          Filed August 23, 2021
          Form 10-Q for the period ended September 30, 2021
          Filed November 10, 2021
          File No. 001-40023

Dear Mr. Choy:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2021

Condensed Consolidated Statements of Operations , page 4

1. Please amend your Form 10-Q for the quarter ended September 30, 2021 to address the following:
   - Revise the three months ended September 30, 2020 column in the Condensed Consolidated Statements of Operations to reflect the accounting error related to the June 2020 forbearance agreements. It appears that the balances presented are the previously reported balances and not the "as restated" numbers. Refer to Note 13 in your Form 10-K.

- Label both 2020 columns as being restated
- Provide disclosures related to the restatement
- Disclose, if true, that the net loss per common share for the three and nine months ended September 30, 2020 have been revised to reflect the stock split

Form 10-Q for the period ended June 30, 2021

Condensed Consolidated Statements of Stockholders' Equity (Deficit) , page 5

2. Please amend your Form 10-Q for the quarter ended June 30, 2021 to address the following:
- Revise Additional paid in capital, Accumulated deficit, and Total stockholders' equity (deficit) for the period ended June 30, 2020 on your Condensed Consolidated Statements of Stockholders' Equity (Deficit) to reflect the accounting error related to the June 2020 forbearance agreements. Refer to Note 13 in your Form 10-K.
- Label both 2020 columns as being restated
- Provide disclosures related to the restatement
- Disclose, if true, that the net loss per common share for the three and six months ended June 30, 2020 have been revised to reflect the stock split.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences